Via Facsimile and U.S. Mail
Mail Stop 6010

October 11, 2007

Arthur S. Przybyl
Chief Executive Officer
Akorn, Inc.
2500 Millbrook Drive
Buffalo Grove, Illinois 60089

Re: **Akorn, Inc.**
     Form 10-K for the Fiscal Year Ended December 31, 2006
     Filed March 16, 2007
     File Number: 001-32360

Dear Mr. Przybyl:

        We have reviewed your filing and have the following comment. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comment, we ask you to provide us with information to better understand your disclosure. Where the comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

         Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to Consolidated Financial Statements, page 40

Note Q – Business Alliances, page 57

1.   Please revise to include the amount of the milestone payments associated with the Cipla agreement as well as the agreement with M.D. Anderson and the 2006 agreement with Serum Institute of India discussed on page five. Please include the events that would trigger these payments. Please refer to paragraph 14 of FAS

68. Also tell us why you did not include these amounts in your contractual obligation table.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have any questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant